CESP *Companhia Energética de São Paulo*

São Paulo, December 23, 2000 CT/FFM/2431/2000

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

03003163

03 JAN -2 AM 8:15

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").
São Paulo, December 20, 2002.

We inform you that the Extraordinary General Shareholders´ Meeting held on this date approved the following:

a) Amendment to the Corporate Bylaws in compliance with the Law 10,303/01, which introduced some changes in the Law 6,404/76, as well as adjustments in the wording of the following articles: 1, 2, 3, 4, 5, 7, 9, 10, 11, 13, 17, 18, 19, 21, 22, 23, 24, 26, 27, 32, 35, 36, 37, 39, 40, 41 and 42; exclusion of articles 28, 29, 30, 31, 38 and 43; and due to the alterations, the resulting renumbering of the articles, as well as the inclusion of article 38 with a new wording. A copy of the Portuguese version of the Bylaws, under registering process at JUCESP - Trade Board of the State of São Paulo, is in our website at www.cesp.com.br, Informações Societárias.

b) Other matters of Corporate interest.

Yours truly,

dlw 1/22

Valmir Alves Gomes
Investor Relations Division Manager

CESP Companhia Energética de São Paulo

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO

CNPJ Nº. 60.933.603/0001-78
NIRE - 35300011996

Open Capital Company

RELEVANT FACT

In compliance with what is provided for in article 2, sole paragraph, clause XIII of Instruction CVM nº 358 dated January 3, 2002, and also according to Law 10,303 dated October 31, 2001 that altered, among others, the wording of article 17 of Law 6,404/76, we inform you that on the General Shareholders´ Meeting held on December 20, 2002 the amendments to the Corporate Bylaws proposed by the Board of Directors were approved.

The Corporate Bylaws now approved, under registration process in the Trade Board of the State of São Paulo – JUCESP, is available in Portuguese in our website at www.cesp.com.br, "Informações Societárias".

ORIGINAL ASSINADO POR

São Paulo, December 20, 2002.
Vicente K. Okazaki
CFO and Investor Relations